APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Farthest Star, LLC
Balance Sheet - unaudited
8/28/20

	Period	Prior Period	Current Period
	31-Dec-18	31-Dec-19	28-Aug-20
ASSETS			
Current Assets:			
Cash			
Petty Cash	-	-	-
Accounts Receivables	-	-	-
Inventory			
Prepaid Expenses	-	-	-
Employee Advances	-	-	-
Temporary Investments	-	-	-
Total Current Assets	-	-	-
Fixed Assets:			
Land	-	-	-
Buildings	-	-	-
Furniture and Equipment			
Computer Equipment			
Vehicles	-	-	-
Less: Accumulated Depreciation	-	-	-
Total Fixed Assets	-	-	-
Other Assets:			
Trademarks	-	-	-
Patents	-	-	-
Security Deposits			
Other Assets	-	-	-
Total Other Assets	-	-	-
TOTAL ASSETS	$ -	$ -	$ -
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	$ -
Business Credit Cards			
Sales Tax Payable	-	-	-
Payroll Liabilities	-	-	-
Other Liabilities	-	-	-
Current Portion of Long-Term Debt	-	-	-
Total Current Liabilities	-	-	-
Long-Term Liabilities:			
Notes Payable			

Mortgage Payable		-	-		-
Less: Current portion of Long-term debt		-	-		-
Total Long-Term Liabilities		-	-		-
		-	-		-
EQUITY					
Loan equity					
Capital Stock/Partner's Equity					
Opening Retained Earnings		-	-		-
Dividends Paid/Owner's Draw		-	-		-
Net Income (Loss)		-	-		-
Total Equity		-	-		-
		-	-		-
TOTAL LIABILITIES & EQUITY					
	$	-	$ -	$	-
Balance Sheet Check					
		-	-		-

Farthest Star, LLC
Income Statement - unaudited
For the periods [2018-2019]

	Current Period [1/1/2019] to [12/31/2019]		Prior Period [1/1/2018] to [12/31/2018]	
REVENUES				
Sales	$	-	$	-
Other Revenue		-		-
TOTAL REVENUES		-		-
COST OF GOODS SOLD				
Cost of Sales		-		-
Supplies		-		-
Other Direct Costs		-		-
TOTAL COST OF GOODS SOLD		-		-
GROSS PROFIT (LOSS)		-		-
OPERATING EXPENSES				
Advertising and Promotion		-		-
Equipment Lease		-		-
Business Licenses and Permits		-		-
Computer and Internet		-		-
Depreciation		-		-
Dues and Subscriptions		-		-
Insurance		-		-
Meals and Entertainment		-		-
Miscellaneous Expense		-		-
Office Supplies		-		-
Payroll Processing		-		-
Professional Services - Legal, Accounting		-		-
Occupancy		-		-
Rental Payments		-		-
Salaries		-		-
Payroll Taxes and Benefits		-		-
Travel		-		-
Utilities		-		-
Website Development		-		-
TOTAL OPERATING EXPENSES		-		-
OPERATING PROFIT (LOSS)		-		-
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)		-		-
Interest Expense		-		-

Income Tax Expense	-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-		-
NET INCOME (LOSS)	$ -		$ -

I, Todd Bellomy, certify that:

1. The financial statements of Farthest Star, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Farthest Star, LLC included in this Form reflects accurately the information reported on the tax return for Farthest Star, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Todd Bellomy*

Name: Todd Bellomy

Title: founder/brewer